UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-42484

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On December 30, 2025, Ascentage Pharma Group International issued two announcements. The first is entitled “(1) Change In Composition of Nomination Committee; (2) Appointment of Lead Independent Non-Executive Director; (3) Establishment of Research and Development Committee; and (4) Supplemental Announcement on Further Grant of Awards Under The 2022 RSU Scheme and Grant of Options Under The Post IPO Share Option Scheme”. The second is entitled “List of directors and their roles and functions”. A copy of the announcements is furnished as Exhibits 99.1 and 99.2 to this Report.

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title
99.1	Announcement dated December 30, 2025
99.2	Announcement dated December 30, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: December 31, 2025	/s/ Dajun Yang
	Name:	Dajun Yang
	Title:	Chief Executive Officer

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